UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001- 39258

BTC Digital Ltd.

(Translation of registrant’s name into English)

61 Robinson Road Level 6 & 7

#738, Singapore 068893

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Changes in the Composition of the Board of Directors and Board Committees

On October 21, 2026, Mr. Peng Xu resigned from his position as a director and chairman of the board of directors (the “Board”) of BTC Digital Ltd. (the “Company”), with effect from October 29, 2026. There were no disagreements between the Company and Mr. Peng Xu that led to his decision to resign.

On October 21, 2026, the Board appointed Mr. Jishuang Zhao as a director and chairman of the Board, effective on October 29, 2026.

Mr. Jishuang Zhao, 51, will serve as a director and chairman of the Board effective October 29, 2026. Mr. Zhao previously served as chairman of the Board of Directors of the Company (formerly known as Meten Holding Group Ltd.) from 2021 to December 2023, where he was responsible for board leadership, corporate governance and strategic oversight. During that period, he also served as chairman of the Compensation Committee and the Nominating and Corporate Governance Committee. As a founder of the Company, Mr. Zhao has substantial knowledge of the Company’s business operations, corporate history and strategic development, including its transition from education services to digital asset-related businesses. Mr. Zhao holds an Executive Master of Business Administration (EMBA) degree from China Europe International Business School.

On October 22, 2026, Ms. Ye Ren resigned from her position as an independent director and a member of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee of the Company, effective on October 28, 2026. There were no disagreements between the Company and Ms. Ye Ren that led to her decision to resign.

On October 22, 2026, the Board appointed Mr. Dongyi Lu as an independent director and a member of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, effective on October 28, 2026. The resignation and the appointment of the committee members were conducted to ensure that the committees have at least three members, each of whom is an independent director as defined under Nasdaq Listing Rule 5605(a)(2).

Mr. Dongyi Lu, 49, has served as Managing Director of Jinshi Consulting Pte Ltd since November 2024, where he leads Nasdaq IPO advisory, financial reporting and GAAP conversion, and internal control advisory services for listed companies. He has also served as a Director of FLM Advisory Pte Ltd, a financial and capital market advisory firm, since November 2023; as a Director of Golden Raymond Services Pte Ltd, a management consultancy and business development firm, since February 2024; and as a Director of Cornerstone Consulting Pte Ltd, a capital market advisory firm focused on merger and acquisition advisory and general management consultancy, since February 2025. Prior to that, Mr. Dongyi Lu served as Financial Services Manager at HSBC Life Singapore Pte Ltd from July 2017 to July 2023, providing licensed financial and investment advisory and private wealth management services. From June 2006 to May 2017, he served as Senior Associate at DBS Bank Pte Ltd, where he worked in equity capital markets and equity financing and was a licensed direct equity dealing specialist. Mr. Dongyi Lu holds a Bachelor of Commerce in Finance and Accounting from the University of Sydney and a Diploma in Financial Trading from Singapore Polytechnic.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BTC Digital Ltd.
(Registrant)

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

Date: October 29, 2026

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